Exhibit A.II – Allocation of Net profit

(Exhibit 9-1-II to CVM Instruction 481/09)

1. Net profit for the year:

Net profit as per company law	R$ 12,546,610,162.96

2. Overall value and value per share of the dividends, including interim dividends and interest on own capital (IOC) already declared.

Overall value of dividends and IOC (gross)	R$9,106,001,028.01
Overall value of dividends and IOC (net)	R$8,587,875,082.49

Overall value of dividends	R$5,651,828,057.85
Overall value of IOC (gross)	R$3,454,172,970.16
Overall value of IOC (net)	R$2,936,047,024.64

Total (dividends + IOC)
Amount per share (net)
Common	R$0.547

Amount per share (gross)
Common	R$0.580

Dividends
Amount per share
Common	R$0.360

IOC
Amount per share (gross)
Common	R$0.220

Amount per share (net)
Common	R$0.187

3. Percentage of net profit distributed for the fiscal year:

Percentage of net profit distributed for the fiscal year	72.58%
Net percentage of net profit distributed	68.45%

4. Overall value and value per share of dividends distributed based on profits from previous fiscal years:

On January 15, 2016 the Company’s Board of Directors approved interest payments on own capital amounting to R$2,039,170,956.94, at the rate of R$0.130 per common share, with withholding tax at source, pursuant to applicable law, to be deducted from the income statement of 2015 and attributed to mandatory minimum dividends of the same year.

5. State, having deducted the advance dividends and interest on own capital already declared:

a)   The gross value of the dividends and interest on own capital, declared separately, for shares of each type and class.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

b)   The manner and period for the payment of dividends and interest on own capital.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

c)    Possible restatement and interest falling due on dividends and interest on own capital.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

d)   Date of declaration of the payment of dividends and interest on own capital taken into consideration for identifying shareholders with the right to receive these amounts.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

6. If dividends or interest on own capital have been declared on the basis of profits calculates in half-year balance sheets or for shorter periods:

a) State the amount of the dividends and interest on own capital already declared.

b) State the date of the respective payments.

Total amount of the dividends or interest on own capital already declared for fiscal year ended on December 31, 2016: Gross: R$9,106,001,028.01 Net income tax withholding on IOC: R$8,587,875,082.49
Board of Directors’ Meeting held on June 24, 2016 Payment date: July 29, 2016 Gross Total Amount: R$2,040,800,421.53	DIVIDENDS (exempt from WHT)
Common	0.130
GROSS IOC
Common	-
NET IOC
Common	-
Board of Directors’ Meeting held on October 19, 2016 Payment date: November 25, 2016 Total Gross Amount: R$2,511,950,431.36	DIVIDENDS (exempt from WHT)
Common	0.160
GROSS IOC
Common	-
NET IOC
Common	-
Board of Directors’ Meeting held on December 1st, 2016 Payment date: December 29, 2016 Gross Total Amount: R$3,454,172,970.16	DIVIDENDS (exempt from WHT)
Common	-
GROSS IOC
Common	0.220
NET IOC
Common	0.187
Board of Directors’ Meeting held on December 22, 2016 Payment date: February 23, 2017 Gross Total Amount: R$1,099,077,204.96	DIVIDENDS (exempt from WHT)
Common	0.07
GROSS IOC
Common	-
NET IOC
Common	-

7. Comparative table presenting the following values per share of each type and class:
a) Net profit for the fiscal year and the previous three fiscal years.(1)
Profit per share:	Common (R$)
2016	0,80
2015	0.79
2014	0.77
2013(2)	0.75
Profit per share (net of treasury shares)
2016	0,80
2015	0.79
2014	0.77
2013(2)	0.75

(1)     Whenever necessary, the amounts have been adjusted to reflect splits in the period.

(2)     Pursuant to CPC 41, which defines earnings per share, the shares base for that calculation must be obtained from the weighted average number of shares in the hands of the shareholders during the period. Therefore, in line with the application of the historic cost method, as described in item 10.5 of the Exhibit I to this Proposal, consideration was given to the fact that until June 2013, the total shares of Companhia de Bebidas held by the controlling shareholders stood at 9,693,598 thousand; and in the period from July to December 2013, an average of 15,661,684 thousand. Thus, the annual weighted average of shares to be factored into the calculation of profits per share is 12,677,641 thousand shares. The calculation of the basic and diluted profit per share is shown in note 17.e to the Company’s financial statements.

b) Dividends and interest on own capital distributed during the previous three fiscal years. (1)

Company Law
2016
Dividend per share:	Common
Dividends	0.360
IOC (gross)	0.220
IOC (net)	0.187
2015
Dividend per share:	Common
Dividends	0.150
IOC (gross)	0.440
IOC (net)	0.374
2014
Dividend per share:	Common
Dividends	0.3500
IOC (gross)	0.3560
IOC (net)	0.3026
(1) Whenever necessary, the amounts have been adjusted to reflect splits in the period.

8. Allocation of profits to the Legal Reserve:

The Company's Legal Reserve currently in the amount of R$4,456 thousand, plus the amount of capital reserves set forth in Paragraph 1 of article 193 of Law No. 6404/76, exceeded thirty per cent (30%) of the capital stock, reason why there is no requirement to allocate any portion of the income for the fiscal year ended December 31, 2016 to its composition.

9. Fixed or minimum dividends:
Not applicable.

10. Mandatory dividend:

a) Describe the manner of calculation enshrined in the bylaws

Pursuant to para. 3 of article 41 of the Company’s bylaws, five per cent (5%) of the net profit for the year will be allocated to the legal reserve, which shall not exceed twenty per cent (20%) of the capital stock. The Company may refrain from constituting the legal reserve in a fiscal year when the balance of this reserve, plus the amount of capital reserves, exceeds thirty per cent (30%) of the capital stock.

Following this allocation, and excluding the tax incentive reserves, 40% of the net profit will be allocated to pay mandatory dividends to all company shareholders.

b) State whether this is being paid out in full.

The mandatory dividend was fully paid, the Company having paid out amounts by way of dividends and interest on own capital equivalent to 68.45% of the net profit for the period, thereby exceeding the mandatory minimum.

c) State any amount that may have been withheld.
Not applicable.

11. Withholding of the mandatory dividend:
No mandatory dividends were withheld.

12. Allocation of earnings to the contingencies reserve:
There were no allocations of earnings to the contingencies reserve.

13. Allocation of earnings to the reserve for future profits
There were no allocations of earnings to the reserve for future profits.

14. Allocations of earnings to the statutory reserves

a) Describe the statutory clauses establishing the reserve.

Article 41, para. 3, letter “c” of the Company’s bylaws stipulate that no more than 60% of the adjusted net profit can be set aside for constituting the Reserve for Investment, whose purpose is to finance the expansion of the Company’s activities and those of its subsidiary companies, including through capital increases or setting up new enterprises. In accordance with para. 4 of article 41 of the Company’s bylaws, the amount allocated to the statutory reserve may not exceed 80% of its capital stock. Once this limit is reached, the General Meeting of Shareholders must resolve on the balance, either allocating it for distribution to the shareholders or to increase the Company’s capital.

b) Identify the amount intended for the reserve.
RESERVE FOR INVESTMENT
Proposed allocation	R$1,718,570,693.08

c) Describe how the amount was calculated.
CALCULATION OF THE RESERVE FOR INVESTMENT (R$)
Net profit for the year	12,546,610,162.96
Reversal of the effect of revaluing fixed assets using historic cost (1)	75,880,674.41
Previous years adjustment	-
Tax incentives reserve	(1,819,525,274.62)

Subtotal	10,802,965,562.75

Dividends distributed	(5,651,828,057.85)
Interest on own capital distributed and proposed	(3,454,172,970.16)

Subtotal	1,696,964,534.74

Expired dividends	21,606,158.34

Subtotal	1,718,570,693.08

Reserve for investments	(1,718,570,693.08)

Outstanding balance to be distributed	-

(1)       Refers to the portion of earnings equivalent to the 61.88% equity interest in Companhia de Bebidas das Américas - Ambev until the Contribution of Shares, recognized in the financial statements for the purposes of disclosure, pursuant to the historic cost method described in section 10.5 of Exhibit I to this proposal, but this portion does not belong to the Company.

15. Retention of profits established in the budget:
None.

16. Allocation of earnings to the reserve for tax incentives: a) State the amount allocated to the reserve. b) Explain the nature of the allocation.

It is proposed allocating to the Reserve for Tax Incentives a total amount of R$1,819,525,274.62, of which (i) R$(1,783,411,560.88) refers to state ICMS tax incentives received by several of the Company’s units; (ii) R$(34,530,997.62) refers to tax relief in the state of Sergipe pursuant to Law 5.382/2004, as amended; and (iii) R$(1,582,716.12) refers to Federal Income Tax Reinvestment Incentives granted by the SUDENE, pursuant to article 19 of Law 8167/91, as amended.